UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K /A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 2, 2016

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment to our report on Form 6-K, which was originally furnished to the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2016 (the “Original Form 6-K”), is being furnished solely for the purposes of amending the Original Form 6-K to correct typographical errors in the ranges of non-GAAP adjusted net income and non-GAAP adjusted net income per diluted ordinary share under the section entitled “Financial Outlook” of the Original Form 6-K. A corrected version of our fourth quarter and fiscal year 2015 earnings release has been attached to this Amendment to Form 6-K and supersedes the earlier version attached to the Original Form 6-K. The Company’s earnings call guidance disclosed on February 24, 2016 and press release distributed by PRNewswire on February 24, 2016 remain unchanged. No other portions of the Original Form 6-K are being amended.

Table of contents

Item	Description

1.	Press release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: March 2, 2016	By:	/s/ John Little
		Name:	John Little

		Title:	Chief Financial Officer and Managing Director